UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-13927

(A)	Full title of the plan and the address of the plan, if different from that of the issuer name below.

CSK Auto, Inc. Retirement Program

(B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CSK Auto Corporation

645 East Missouri Avenue, Suite 400 Phoenix, Arizona 85012

REQUIRED INFORMATION

(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the CSK Auto, Inc. Retirement Program as required by Form 11-K, together with the report thereon of PricewaterhouseCoopers LLP, independent registered public accounting firm, dated June 25, 2004.

(b)	Exhibits. A consent of PricewaterhouseCoopers LLP is being filed as Exhibit A to this report.

CSK Auto, Inc. Retirement Program
Index to Financial Statements and Supplemental Schedule

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits at December 31, 2003 and 2002	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE*:
Schedule of Assets (Held at End of Year) as of December 31, 2003	8

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSK AUTO, INC. RETIREMENT PROGRAM

/s/ Don W. Watson

Dated: June 25, 2004	Don W. Watson
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Participants and the Retirement Committee
of the CSK Auto, Inc. Retirement Program

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CSK Auto, Inc. Retirement Program (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Phoenix, Arizona
June 25, 2004

CSK Auto, Inc. Retirement Program
Statements of Net Assets Available for Benefits
As of December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value	$62,609,192	$50,322,076
Participant loans	2,552,425	2,472,321

Total investments	65,161,617	52,794,397

Contributions receivable:
Participants	122,151	109,183
Employer	26,968	32,569

Total assets	$65,310,736	$52,936,149

Liabilities:
Contributions refundable to employees	(295,466)	(168,744)

Net assets available for benefits	$65,015,270	$52,767,405

The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$9,697,610
Interest and dividends	931,157

10,628,767

Contributions:
Participant contributions	4,463,690
Employer contributions	1,151,096

Total contributions	5,614,786

Total net additions	16,243,553

Deductions from net assets attributed to:
Benefits paid to participants	3,979,280
Administrative expenses	16,408

Total deductions	3,995,688

Increase in net assets available for benefits	12,247,865
Net assets available for benefits:
Beginning of year	52,767,405

End of year	$65,015,270

The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements

1.	Plan Description:

General

The CSK Auto, Inc. Retirement Program (the “Plan”) is a defined contribution plan, established for the benefit of all employees of CSK Auto, Inc. (the “Company”) who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee and matching employer contributions in accordance with section 401(k) of the Internal Revenue Code. A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Effective May 1, 1999, the Company’s Board of Directors amended and restated the Plan to allow for the purchase of the common stock of CSK Auto Corporation, the parent company of the Company. CSK Auto Corporation is a holding company and has no business activity other than its investment in the Company. Eligible employees may direct up to 15% of employee and employer contributions to purchase CSK Auto Corporation common stock at fair market value as determined on the date funds are received by the custodian. JP Morgan Retirement Plan Services L.L.C. (the “Custodian”) provides record keeping, custodial services and administrative services for the Plan. Effective in 2003, JP Morgan Chase Bank replaced UMB Bank, N.A. as the trustee (the “Trustee”). As of December 31, 2003, sixteen different fund choices are made available to Plan participants and all assets within the Plan are held in trust with the trustee. The options are composed of a variety of mutual funds, each with a unique strategy, and the CSK Auto Stock Fund.

Eligibility

Employees are eligible to participate in the Plan upon meeting the following criteria: (1) 21 years of age; (2) one year of service; (3) completion of 1,000 hours of service in one year; and (4) not a member of a collective bargaining unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise. Employees of acquired companies, who meet the eligibility requirements of the plan, may participate immediately upon acquisition.

Contributions

Plan participants may contribute up to 50% of their gross pay to the Plan, with a maximum employee contribution as determined by restrictions established by the Internal Revenue Service. Participants who will reach the age of 50 at anytime within a calendar year may make elective deferrals beyond normally applicable deferral limits; the additional deferral is phased in over 5 years in $1,000 increments and is subject to certain other statutory limitations. The Company matches 40% of the participant’s contribution for participants with one to five years of service, 50% of the participant’s contribution for participants with five to ten years of service, and 60% of the participant’s contribution for participants with more than ten years of service to a maximum match of 4% of base salary. Participant contributions and employer matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the plan document and the Internal Revenue Code (“IRC”).

Vesting

Participants in the Plan are always fully vested in their own contributions as well as the Company’s matching 401(k) contributions and earnings thereon.

Administration

The Plan is sponsored by the Company and administered by the Retirement Committee, composed of five employees of the Company, who are appointed by the Company’s Board of Directors. Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets when authorized by the Retirement Committee.

Distributions

Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the participants elect to rollover their distributions into an Individual Retirement Account or another qualified employer plan or elect or qualify for favorable tax treatment. Participant distributions are on a lump-sum basis.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)

1.	Plan Description (Continued)

Loans to Participants

The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the plan document and the Internal Revenue Code. Interest is charged at a fixed rate based on the prime rate plus 200 basis points. Participant loans as of December 31, 2003 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. As of December 31, 2003, participant loans carried interest rates ranging from 6.00% to 11.50%, with maturities of five years or less. Principal and interest is paid ratably through payroll deductions. Loans are secured by the Participant’s previous contribution to the Plan.

Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any person of rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

2.	Significant Accounting Policies

Method of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at December 31, 2003 and 2002 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2003. Actual results could differ from those estimates.

Concentration of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund.

Investment Valuation

The Plan’s investments are stated at fair market value. Investments in the various investment funds are reported at fair value as measured by the Custodian based on the closing market price on the valuation date. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2003	2002
Columbia Growth Fund	$7,055,135	6,167,127
American Century GNMA Fund	7,921,910	8,021,011
American Century Ultra Fund	11,803,319	8,599,502
American Century Premium Money Market Fund	6,152,488	6,369,653
American Century Value Fund	5,361,751	4,131,511
American Century Strategic Allocations — Moderate Fund	11,705,298	10,152,305

Each of the above funds is a mutual fund.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,697,610 as follows:

Mutual funds	$8,605,448
CSK Auto Stock Fund	1,092,162

$9,697,610

4.	Contributions Refundable to Employees

The Plan failed to meet non-discrimination tests, in accordance with Internal Revenue Service (“IRS”) regulations, and it was determined certain participants would be refunded a portion of their contributions. These amounts are $295,466 and $168,744 at December 31, 2003 and 2002, respectively, and are reflected as reductions to net assets available for benefits.

5.	Tax Status of the Plan

The Plan received its latest determination letter on December 18, 2001 in which the IRS stated the Plan, as then designed, is in compliance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the requirements of the IRC.

6.	Parties in Interest

Certain plan investments are shares of mutual funds managed by American Century, a related party to the Plan’s Custodian. In addition, the Plan holds stock of CSK Auto Corporation, the parent company of the Plan Sponsor. Since the common stock of CSK Auto Corporation is an investment held by the Plan, investments in this common stock represented transactions with parties-in-interest. These certain plan investments qualify as parties-in-interest transactions for which a statutory exemption exists. The following represents investments held by related parties:

	December 31,	December 31,
	2003	2002
American Century	$47,298,340	$40,253,047
CSK Auto Stock Fund	2,580,270	1,529,860

Purchases and sales of CSK Auto Corporation common stock for the year ended December 31, 2003 were $210,111 and $251,352, respectively.

CSK AUTO, INC. RETIREMENT PROGRAM
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
as of December 31, 2003

	(b) Identity of Issuer,	(c) Description of Investment, Including
	Borrower, Lessor or	Maturity Date, Collateral, Par
(a)	Similar Party	Or Maturity Value	(d) Cost **	(e) Current Value
	Columbia Trust Company	Columbia Growth Fund	$—	$7,055,135
*	American Century	American Century GNMA Fund	—	7,921,910
*	American Century	American Century Ultra Fund	—	11,803,319
*	American Century	American Century Premium Money Market Fund	—	6,152,488
*	American Century	American Century Value Fund	—	5,361,751
*	American Century	American Century International Growth Fund	—	3,027,511
	American Century	American Century Strategic Allocations - Conservative Fund	—	629,822
*	American Century	American Century Strategic Allocations - Moderate Fund	—	11,705,298
*	American Century	American Century Strategic Allocations - Aggressive Fund	—	614,168
*	American Century	American Century Equity Index - Institutional	—	82,073
	Franklin Templeton	Franklin Small-Mid Cap Growth Fund I - Class A	—	1,125,165
	Neuberger Berman	Neuberger Berman Genesis Fund	—	2,849,082
		CSK Auto Stock Fund	—	2,580,270
	AIM Family of Funds	AIM Mid Cap Core Equity	—	128,265
	Dodge & Cox	Dodge & Cox Stock Fund	—	804,439
	Vanguard	Vanguard Explorer	—	768,496
	Participant Loans	Various rates of interest ranging from 6.00% to
		11.50%, maturing between 6 months and 5 years and
		collateralized by the participant’s account balance	—	2,552,425

			$—	$65,161,617

*	A related party to the Plan’s Custodian and Trustee and, therefore, a party-in-interest for which a statutory exemption exists.

**	All investments are participant directed, therefore, disclosure of cost is not required.

See Report of Independent Registered Public Accounting Firm.

Exhibit A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-86069) of CSK Auto Corporation of our report dated June 25, 2004 relating to the financial statements and financial statement schedule of CSK Auto Inc. Retirement Program, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Phoenix, Arizona
June 25, 2004